UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

               HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

NEW MEMBER IN OTE BOD

ATHENS, Greece – March 17, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY) announces that its BoD member Mr. Guido Kerkhoff has submitted his resignation, as a result of his departure from the Deutsche Telekom Group. Following the submitted resignation, OTE’s Board of Directors’ meeting, held today, elected Mr. Roland Mahler as new member of the BoD, in replacement of Mr. Guido Kerkhoff, for the rest of the latter’s tenure and with the same capacity.

Short CV of Mr. Roland Mahler

After completing his studies at the Technical University of Darmstadt (Germany) in 1975, Roland Mahler began his career at Deutsche Bundespost. Five years later he joined the Federal Ministry of Post and Telecommunications where he was responsible for companies operating satellite communications - Inmarsat and Eutelsat. Later on he held the position of Personal Secretary to the State Secretary. In 1990 Mr. Mahler supervised radiotelephony services at Deutsche Telekom. In 1993, he joined T-Mobile as Marketing Director. In his last position at T-Mobile as Executive Vice-President for Strategy and New Business from 1998 onwards, he concentrated especially on UMTS-related issues – 3rd generation wireless technology. From 2000 until 2010, Mr. Mahler led T-Mobile Czech Republic as Managing Director. Roland Mahler currently leads the Europe Board Area of Deutsche Telekom on an interim basis.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO. Following OTE’s delisting from NYSE, OTE ADSs (American Depositary Shares) trade in the OTC (Over The Counter) market under the ticker HLTOY. OTE continues to report to SEC.

Additional Information is also available on http://www.ote.gr

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 200 9 filed with the SEC on June 7 , 20 10 .. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 17,  2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER